March 8, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	H. Roger Schwall
Karina V. Dorin
Timothy S. Levenberg

Re:	Be Active Holdings, Inc.
Form 8-K
Filed January 15, 2013
File No. 333-174435

Form 8-K/A
Filed January 29, 2013
File No. 333-174435

Ladies and Gentlemen:

Be Active Holdings, Inc. (the “Company”) is in receipt of the comments of the Staff (the “Staff”) as set forth in its letter dated February 26, 2013 (the “Comment Letter”) relating to the above referenced filings. The Company intends to address the Staff’s comments by filing a correspondence and an amendment to the above referenced filings on or before April 4, 2013.

Please do not hesitate to contact the undersigned at 212-736-2310 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ David Wolfson

David Wolfson

Cc:	Tara Guarneri-Ferrara, Esq.
Sichenzia Ross Friedman Ference LLP